SFBC Pittsburgh, LLC.
Balance Sheet
December 31, 2019

ASSETS

Current Assets				
PNC Checking	$	61,995.29		
Prepaid Food		3,163.92		
Due from SFBC		36,067.42		
Total Current Assets				101,226.63
Property and Equipment				
Leaseholder Improvements		78,686.89		
Furniture and Fixtures		19,960.87		
Kitchen Equipment		99,978.97		
Audio/Video		22,967.59		
Total Property and Equipment				221,594.32
Other Assets				
Total Other Assets				0.00
Total Assets			$	322,820.95

LIABILITIES AND CAPITAL

Current Liabilities				
Accounts Payable	$	31,897.36		
Sales Tax Payable		5,718.73		
Customer Deposits		175.00		
Due to Sly Fox Brewing Company		2,938.16		
Due to SFBC Wyomissing LLC.		434.50		
Due to SFHG		1,509.51		
Total Current Liabilities				42,673.26
Long-Term Liabilities				
WeFunder Payable		464,930.00		
Total Long-Term Liabilities				464,930.00
Total Liabilities				507,603.26
Capital				
Net Income		(184,782.31)		
Total Capital				(184,782.31)
Total Liabilities & Capital			$	322,820.95